Exhibit 99.1

BluEarth Renewables to Purchase Four Utility-Scale Solar Power Plants From Canadian Solar

GUELPH, Ontario and CALGARY, Alberta. June 5, 2013 - Canadian Solar Inc. (NASDAQ: CSIQ) (the “Company”, or “Canadian Solar”), one of the world’s largest solar power companies, today announced that its subsidiary, Canadian Solar Solutions Inc., has entered into a sales agreement with a BluEarth Renewables Inc. subsidiary (“BluEarth”), whereby BluEarth will acquire from Canadian Solar four utility-scale solar power plants totaling 38.5MWAC (53.9 MWDC) valued at over C$225.0 million ($217.2 million). CIBC World Markets acted as advisor to BluEarth in the transaction.

The four utility-scale solar power plants being purchased by BluEarth are located in Kawartha Lakes, Belleville, Beaverton and Napanee, Ontario, Canada.  Construction on all four utility scale projects is expected to commence in 2013, with commercial operation expected in 2014.  Canadian Solar will provide turnkey engineering, procurement and construction (“EPC”) services for all four sites.

“At BluEarth we are focused on developing and operating a portfolio of energy projects that optimizes people, planet and profits,” said Kent Brown, President & CEO of BluEarth.  “These projects are a great fit with our existing renewable energy plants and projects, moving us closer to our goal of $1 billion of high-quality, long-term contracted renewable energy plants.  We look forward to continuing our relationship with Canadian Solar both in the delivery of these high-quality projects and on potential future projects.”

These four utility-scale solar power plants are designed to generate sufficient power for approximately 6,878 homes, and will provide emissions free energy to Ontarians over their 20-year operational period covered under the Ontario Power Authority contracts. In addition, the utility-scale solar power plants will include approximately 186,000 Canadian Solar CS6X high-performance modules, which have been formally tested and awarded international certifications validating the quality of the Company’s products.  The utility-scale solar power plants are expected to create more than 400 new jobs during the development and construction phases of all four solar projects.

“BluEarth’s focus on promoting the responsible use of renewable resources is directly aligned with our goal of contributing to the growth of solar powered energy in Canada,” said Dr. Shawn Qu, chairman and chief executive officer of Canadian Solar. “Development of these utility-scale solar power plants will contribute to job creation in the Ontario market during the construction phase, while also extending our position as a leading provider of solar energy solutions in Canada.”

These four utility-scale solar plants being sold to BluEarth are part of Canadian Solar’s pipeline in Ontario, Canada, of 29 projects equivalent to approximately 400 MW (dc). The Company estimates that the resale value of its entire Ontario project pipeline, once built into grid-connected solar power plants and sold to investors, will exceed C$1.50 billion ($1.45 billion).

About Canadian Solar

Founded in 2001 in Canada, Canadian Solar Inc. (NASDAQ: CSIQ) is one of the world’s largest and foremost solar power companies. As a leading vertically integrated provider of solar modules, specialized solar products and solar power plants with operations in North America, South America, Europe, Africa, the Middle East, Australia and Asia, Canadian Solar has delivered more than 4GW of premium quality solar modules to customers in over 50 countries. Canadian Solar is committed to improve the environment and dedicated to provide advanced solar energy products, solutions and services to enable sustainable development around the world. For more information, please visit www.canadiansolar.com.

About BluEarth Renewables Inc.

Headquartered in Calgary, Canada, BluEarth is a private independent renewable power producer, with a mission to be the Canadian renewable energy leader by developing, building, and operating a portfolio that optimizes people, planet, and profit.  For more information visit www.bluearthrenewables.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand in our project markets, including Canada; changes in customer order patterns; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; utility-scale project approval process; delays in utility-scale project construction; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 26, 2013. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.